FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 5, 2007

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2007 and 2006 and for the three and six-month periods then ended

Translation of consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Report of Independent Auditors
To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of June 30, 2007, the related consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2007 and 2006 and the consolidated statements of changes in shareholders’ equity for the six-month periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. as of June 30, 2007 and 2006 and for the six-month periods then ended and of Sociedad Minera Cerro Verde S.A.A. as of June 30, 2006 and for the six-month periods then ended, have been reviewed by other auditors, whose reports have been furnished to us. Effective January 1, 2007, Sociedad Minera Cerro Verde S.A.A. is being audited by us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$539.1 million as of June 30, 2007 (US$585.9 million as of June 30, 2006); in addition the share in the net income of this entity amounts to US$34.4 million for the six-month period then ended (US$164.6 million for the six-month period ended June 30, 2006). The Company’s investment in Sociedad Minera Cerro Verde S.A.A. amounted to US$187.1 million as of June 30, 2006 and the share in the net income of this entity amounted to US$40.2 million for the six-month period then ended.

3. We conducted our review in accordance with applicable auditing standards in Peru for interim reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion on the accompanying consolidated financial statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Report of Independent Auditors (continued)

4. Based on our review and on the limited report of the auditors of Minera Yanacocha S.R.L., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. Our report dated February 26, 2007 expressed an unqualified opinion on those consolidated financial statements.

Lima, Peru
July 20, 2007

Countersigned by:

Víctor Burga
C.P.C. Register No.14859

Translation of consolidated financial statements originally issued in Spanish - see Note 19 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 (audited) and June 30, 2007 (unaudited)

	Note	2006	2007
		US$(000)	US$(000)

Assets
Current assets

Cash and cash equivalent	5	239,533	194,902

Financial assets at fair value through profit or loss (Gold Certificates)	6	63,210	-

Available-for-sale financial assets	7	56,549	-

Trade accounts receivable		77,422	63,441

Other accounts receivable, net		4,481	6,623

Accounts receivable from affiliates	15	11,714	8,337

Inventories, net		30,621	31,168

Current portion of prepaid tax and expenses		7,961	8,966
_________
Total current assets		491,491	313,437

Long-term other accounts receivable		1,524	2,037

Prepaid tax and expenses		10,501	8,525

Investment in shares	8	839,129	924,624

Mining concessions and property, plant and equipment, net	9	215,643	241,837

Mine development costs, net		64,753	74,018

Deferred income tax and workers’ profit sharing asset, net	10	111,447	174,031

Other assets		1,283	1,154

Total assets		1,735,771	1,739,663

	Note	2006	2007
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	11	10,000	45,000
Trade accounts payable		28,539	23,626
Income tax payable		34,485	21,658
Other current liabilities		59,779	61,509
Current portion of long-term debt	12	491	2,290
Deferred income from sale of future production	16	43,032	-

Total current liabilities		176,326	154,083
Other long-term liabilities		64,651	62,157
Long-term debt	12	115	83,000
Deferred income from sale of future production	16	194,173	102,008

Total liabilities		435,265	401,248

Shareholders’ equity, net
Capital stock, net of treasury shares of US$14,474,000 in 2006 and 2007		173,930	173,930
Investment shares, net of treasury shares of US$37,000 in 2006 and 2007		473	473
Additional capital		177,713	177,713
Legal reserve		37,679	37,679
Other reserves		269	269
Retained earnings	13	852,148	859,889
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized gain on investments in shares carried at fair value		932	107

		1,209,069	1,215,985

Minority interest		91,437	122,430

Total shareholders’ equity, net		1,300,506	1,338,415

Total liabilities and shareholders’ equity, net		1,735,771	1,739,663

The accompanying notes are an integral part of these consolidated balance sheet.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
For the three and six-month periods ended June 30, 2006 and 2007

	Note	For the three-month periods ended June 30		For the six-month periods ended June 30
		__________________________		__________________________
		2006	2007	2006	2007
		US$(000)	US$(000)	US$(000)	US$(000)

Operating revenues
Net sales	14	143,803	181,441	246,499	332,259
Royalties income	15	15,011	6,346	28,081	14,727
Realized income from sale of future production	16	13,643	-	26,392	5,393

Total revenues		172,457	187,787	300,972	352,379

Costs of operations
Operating costs		41,770	39,347	75,179	82,056
Exploration and development costs in operational mining sites		12,764	11,894	24,322	23,546
Depreciation and amortization		7,844	8,378	13,313	16,301

Total costs of operations		62,378	59,619	112,814	121,903

Gross margin		110,079	128,168	188,158	230,476

Operating expenses
General and administrative		9,016	13,342	17,127	21,555
Exploration costs in non-operational mining sites		6,928	11,424	15,664	20,382
Royalties		6,344	7,579	9,932	13,169
Selling		1,626	1,867	2,844	3,264

Total operating expenses		23,914	34,212	45,567	58,370

Operating income		86,165	93,956	142,591	172,106

Other income (expenses), net
Share in affiliated companies, net	8(b)	110,976	48,760	203,393	103,804
Finance income		508	2,449	1,616	5,139
Income (loss) from change in the market value of gold certificates	6	(6,842)	-	(6,842)	5,126
Net loss from releasing fixed prices in normal sales contracts	16	-	(100,467)	-	(185,922)
Finance expense		(59)	(2,246)	(1,673)	(3,795)
Exchange difference gain (loss)		11	230	204	(57)
Loss from change in the fair value of derivative instruments	16	(54)	-	(13,178)	-
Other, net		(295)	(2,561)	(485)	(3,464)

Total other income (expenses), net		104,245	(53,835)	183,035	(79,169)

Income before workers’ profit sharing, income tax and minority interest		190,410	40,121	325,626	92,937
Workers’ profit sharing	10	(5,767)	1,436	(3,566)	2,010
Income tax	10	(24,878)	2,892	(20,789)	2,337

Net income		159,765	44,449	301,271	97,284

Net income attributable to minority interest		19,984	29,977	34,932	46,150
Net income attributable to Buenaventura		139,781	14,472	266,339	51,134

		159,765	44,449	301,271	97,284

Basic and diluted earnings per share, stated in U.S. dollars		1.10	0.11	2.09	0.40

Weighted average number of shares outstanding		127,221,164	127,221,164	127,221,164	127,221,164

The accompanying notes are an integral part of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the three and six-month periods ended June 30, 2006 and 2007

	Capital stock, net of treasury shares

	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Total	Minority interest	Total shareholders’ equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2006	126,879,832	173,930	473	177,713	37,679	269	483,484	(34,075)	70	839,543	23,416	862,959
Declared and paid dividends, note 13	-	-	-	-	-	-	(27,997)	-	-	(27,997)	(7,860)	(35,857)
Dissolution of minority interest in Minas Poracota S.A.	-	-	-	-	-	-	-	-	-	-	(970)	(970)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	7	7	-	7
Net income	-	-	-	-	-	-	266,339	-	-	266,339	34,932	301,271

Balance as of June 30, 2006	126,879,832	173,930	473	177,713	37,679	269	721,826	(34,075)	77	1,077,892	49,518	1,127,410

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	932	1,209,069	91,437	1,300,506
Declared and paid dividends, note 13	-	-	-	-	-	-	(47,071)	-	-	(47,071)	(15,157)	(62,228)
Change in the fair value of available-for-sale financial assets	-	-	-	-	-	-	-	-	798	798	-	798
Settlement of available-for-sale financial assets, note 7	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	10	10	-	10
Adjustment for estimation of tax contingencies of Minera Yanacocha S.R.L.	-	-	-	-	-	-	3,678	-	-	3,678	-	3,678
Net income	-	-	-	-	-	-	51,134	-	-	51,134	46,150	97,284

Balance as of June 30, 2007	126,879,832	173,930	473	177,713	37,679	269	859,889	(34,075)	107	1,215,985	122,430	1,338,415

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and six-month periods ended June 30, 2006 and 2007

	For the three-month periods ended June 30		For the six-month periods ended June 30
	__________________________		__________________________
	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Collection from customers	134,645	168,212	232,360	346,240
Settlement of gold certificates	-	-	-	135,189
Collection of dividends	39,281	21,825	78,570	21,825
Collection of royalties	12,701	8,813	28,893	17,849
Recovery of value added tax	2,311	4,277	9,390	6,945
Collection of interest	474	2,799	1,433	5,669
Payment for releasing fixed prices in normal sales contracts	-	(170,739)	-	(315,726)
Payments to suppliers and third parties	(40,892)	(49,776)	(79,081)	(99,712)
Acquisition of gold certificates	(68,072)	-	(68,072)	(66,853)
Payments of income tax	(17,430)	(17,206)	(25,836)	(55,633)
Payments to employees	(17,984)	(17,849)	(31,734)	(43,574)
Payments of exploration expenditures	(14,419)	(21,587)	(30,884)	(36,714)
Payments of royalties	(5,635)	(8,581)	(10,669)	(15,791)
Payments of interest	(467)	(1,263)	(931)	(1,864)

Net cash provided by (used in) operating activities	24,513	(81,075)	103,439	(102,150)

Investing activities
Settlement (acquisition) of available-for-sale financial assets	-	55,714	(1,000)	55,714
Proceed from sale of plant and equipment	85	184	114	511
Payments by derivative instruments settled, net	(917)	-	(3,590)	-
Payments by purchase of investments in shares	(231)	-	(2,978)	-
Decrease (increase) on time deposits	(10,000)	(40,743)	(10,000)	(45,632)
Purchase of plant and equipment	(9,177)	(10,494)	(15,906)	(20,173)
Payments by price adjustment of shares	-	(19,923)	-	(19,923)
Development cost expenditures	(2,393)	(8,231)	(8,870)	(16,066)

Net cash used in investing activities	(22,633)	(23,493)	(42,230)	(45,569)

Financing activities
Increase of long-term debt	-	75,000	61	75,000
Increase of bank loans	13,500	45,000	13,500	45,000
Payments of bank loans	(184)	-	(2,645)	-
Payments of dividends	(27,997)	(47,071)	(27,997)	(47,071)
Payments of dividends for minority interest shareholders	(3,600)	(12,557)	(7,860)	(15,157)
Payments of long-term debt	(165)	(161)	-	(316)

Net cash provided by (used in) financing activities	(18,446)	60,211	(24,941)	57,456

Net increase (decrease) in cash during the period	(16,566)	(44,357)	36,268	(90,263)
Cash at beginning of period	149,685	130,694	96,851	176,600

Cash at year-end, note 5	133,119	86,337	133,119	86,337

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three-month periods ended June 30		For the six-month periods ended June 30

	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to net cash provided by (used in) operating activities
Net income	139,781	14,472	266,339	51,134
Add (deduct)
Minority interest	19,984	29,977	34,932	46,150
Depreciation and amortization	7,296	8,841	13,993	17,167
Amortization of development costs	3,952	3,558	7,461	6,801
Long-term officers’ compensation	787	4,569	1,908	6,092
Accretion expense	(485)	983	864	1,931
Net cost of retired and sold plant and equipment	46	-	214	593
Exchange difference loss (gain)	(11)	(230)	(204)	57
Accrual for slow moving and obsolescence supplies	-	12	-	12
Loss from change in the market value of gold certificates	6,842	-	6,842	-
Loss from change in the fair value of derivative instruments	54	-	13,178	-
Income from releasing fixed prices in normal sales contracts	-	(70,272)	-	(129,804)
Share in affiliated companies, net of dividends received in cash	(71,695)	(26,935)	(124,823)	(81,979)
Loss (gain) for deferred income tax and workers’ profit sharing	3,388	(33,663)	(19,601)	(62,584)
Realized income from sale of future production	(13,643)	-	(26,392)	(5,393)
Other	-	(343)	-	(511)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	(68,072)	-	(68,072)	63,210
Trade accounts receivable	(9,158)	(13,229)	(14,139)	13,981
Other accounts receivable	2,081	(1,439)	2,495	(2,655)
Accounts receivable from affiliates	(3,827)	2,438	(1,323)	3,377
Inventories	(213)	(3,176)	(350)	(101)
Prepaid tax and expenses	(1,641)	(1,609)	(3,109)	971
Increase (decrease) of operating liabilities -
Trade accounts payable	5,615	503	5,615	(4,913)
Income tax payable	3,930	3,985	9,856	(12,827)
Other current liabilities	(498)	483	(2,245)	(12,859)

Net cash provided by (used in) operating activities	24,513	(81,075)	103,439	(102,150)

Transactions that did not affect cash flows:
Transfer from derivate instruments to deferred income from sale of future production	-	-	77,425	-

The accompanying notes are an integral parts of these consolidated statements.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of June 30, 2006 and 2007

1. Business activity
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura” or “the Company”) is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores. The main business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2006; there have been no changes in such activities during the first semester of 2007.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of

	December 31, 2006		June 30, 2007

	Direct	Indirect	Direct	Indirect
	%	%	%	%

Ownership of the mining concessions, exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	99.99	-	99.99	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minas Poracota S.A.	100.00	-	-	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-

Transmission of electric power
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01

Other activities
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

2. Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three-month and six-month periods ended
June 30, 2006 and 2007 have been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2006.

Significant accounting principles and practices -
(a) The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements, are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

(b) Foreign currency translation -
Change of functional and reporting currency
Effective January 1, 2006, the functional and reporting currency of the Company is the U.S. dollar (Nuevos Soles until December 31, 2005). The change of the functional and reporting currency has been made prospectively effective January 1, 2006.

Transactions in foreign currency (any currency different to the functional currency) are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the consolidated balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Exchange differences resulting from the settlement of the transactions in foreign currencies and from the translation of the monetary assets and liabilities at the exchange rates at year-end, are recognized in the consolidated statement of income.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three-month and six-month periods ended June 30, 2007 and 2006.

3. Seasonality of operations
The Company and its subsidiaries operate continuously without fluctuations due to seasonality.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

4. Acquisition of minority interest and merger by absorption of subsidiaries
As mentioned in the notes 2 and 38(b) to the audited consolidated financial statements as of December 31, 2006, the Company acquired Inminsur’s minority interest in August, 2006 and Minas Poracota’s minority interest in November 2006. In December 2006 and January 2007, the Company decided to merge with Inminsur and Poracota, respectively. The interim financial statement reflects such mergers.

5. Cash and cash equivalent
(a) This item is made up as follows:

	As of December 31, 2006	As of June 30, 2007
	US$(000)	US$(000)

Cash	349	384
Demand deposits accounts	32,237	52,884
Time deposits (b)	118,949	32,469
Mutual funds	-	600
Liquidity fund (c)	25,065	-

Cash balances included in the consolidated statements of cash flows	176,600	86,337
Time deposits with an original maturity of more than 90 days (d)	62,933	108,565

	239,533	194,902

(b)	As of June 30, 2007, it mainly corresponds to time deposits in Nuevos Soles, with annual interest rates ranging from 4.80% to 4.90%, and original maturities from 76 to 90 days. In order to hedge the foreign currency exchange risk associated to such time deposits, El Brocal entered into two forward contracts with BBVA Banco Continental by US$10,136,000 at an exchange rate of S/.3.1648 for each U.S. dollar and by US$10,146,000 at an exchange rate of S/.3.1685 for each U.S. dollar, with similar maturities to the time deposits.

(c)
As of December 31, 2006, the Company maintained investments of US$25,065,000 in a liquidity fund structured by Investment Bank Lehman Brothers. The fund, was composed by a diverisified portfolio of high quality assets and short-term maturity, was focused in preserving the capital and assuring the immediate liquidity, and has no a defined maturity.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

During the first semester 2007, Buenaventura settled its time deposits and its liquidity fund in order to partially finance the disbursements related to the releasing of the fixed priced clause in its normal sales contracts, see note 16. The time deposits maintained as of June 30, 2007 correspond mainly to its subsidiary El Brocal.
(d)   As of June 30, 2007, it corresponds to time deposits maintained by El Brocal which were issued in three currencies:

Nominal currency	Maturity	Annual interest rates %	US$(000)

U.S. Dollars	From 120 to 123 days	5.03 - 5.17	18,000
Nuevos Soles	From 93 to 228 days	4.85 - 5.05	70,353
Euros	From 150 to 152 days	3.50 - 3.75	20,212

			108,565

6. Financial assets at fair value through profit or loss (Gold Certificates)
In May 2006, Buenaventura acquired one million participations of an Exchange Traded Fund called “Gold ETF” endorsed by the World Gold Council, equivalent to 100,000 gold ounces, with a cost per unit of US$68.07. As of December 31, 2006, the fair value of the Gold ETF was US$63,210,000. The gold certificates have been accounted for as a financial asset at fair value through profit or loss in concordance with the intention of the management at the time of the acquisition.

In January 2007, Buenaventura acquired additional gold certificates (1.1 million participations) by US$66,853,000 equivalent to 110,000 gold ounces, with an average cost per unit of US$60.77.

On March 14, 2007, Buenaventura settled all its participations at US$135,189,000 with the purpose to finance the disbursement related to the releasing of the fixed prices in its normal sales contracts occurred in March, 2007, see note 16.

At the settlement date, the fair value of each participation amounted to US$64.38. Consequently, the Company has recognized a gain of US$5,126,000, which is presented in the consolidated statements of income.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

7. Available-for-sale financial assets
(a) This item is made up as follows:

	As of December 31, 2006	As of June 30, 2007
	US$(000)	US$(000)

Structured notes (b)	40,154	-
Fixed Investment fund (b)	12,325	-
Variable Investment fund	4,070	-

	56,549	-

(b)   In September, 2006, the Company invested its cash excess in the followings financial assets: i) structured notes issued by Deutsche Bank by US$40,000,000, and ii) fixed investment fund issued by Franklin Templeton Global Bond and Morgan Stanley US Bond by US$12,000,000. These investments have been accounted as available-for-sale financial assets in concordance with the management’s intention at the time of the acquisition.

In May and June 2007, the Company settled all its available-for-sale financial assets at market value of US$56,889,000: i) fixed investment funds by US$ US$12,742,000 and structured notes issued by US$40,004,000 in May 2007 and ii) variable investment funds by US$4,143,000 in June 2007, respectively, with the purpose of partially finance the disbursements related to the releasing of the fixed priced clause in its normal sales contracts, see note 16. As a result of these transactions, the Company has transferred US$1,633,000 to profit and loss (finance income), which was included on the shareholders’ equity as cumulative unrealized gain on investments available-for-sale.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

8. Investments in shares
(a) This item is made up as follows:

	Equity ownership		Amount

	As of December 31, 2006	As of June 30, 2007	As of December 31, 2006	As of June 30, 2007
	%	%	US$(000)	US$(000)

Equity method investments
Minera Yanacocha S.R.L.
Equity share	43.65	43.65	522,568	539,124
Amount paid in excess of fair value of assets and liabilities, net			20,710	19,402

			543,278	558,526

Sociedad Minera Cerro Verde S.A.A.
Equity share	18.50	18.50	231,641	301,202
Amount paid in excess of fair value of assets and liabilities, net			59,928	59,287

			291,569	360,489

Investments carried at fair value
Ferrocarril Central Andino S.A.	10.00	10.00	643	643
Other			3,639	4,966

			4,282	5,609

			839,129	924,624

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)

The detail of share in affiliated companies is:

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Sociedad Minera Cerro Verde S.A.A.	25,491	41,696	39,172	68,920
Minera Yanacocha S.R.L.	85,568	5,870	163,107	33,103
Other	(83)	1,194	1,114	1,781

	110,976	48,760	203,393	103,804

(c)
The investment in Yanacocha (a gold mine located in Cajamarca, Peru) and in Cerro Verde (a copper mine located in Arequipa, Peru), represent the most significant investments of Buenaventura. The share in affiliated companies has been significant for the Company’s net income for the six-month periods ended June 30, 2006 and 2007.

Increase in investments in shares´ balance -
Investment in shares´ balance increased by US$85,495,000 compared to the balance as of December 31, 2006, which was originated by:

US$(000)

Share in affiliated companies	103,804
Dividends received in cash from Yanacocha, note 15	(21,825)
Adjustment for estimation tax contingencies of Yanacocha	3,678
Other	(162)

85,495

Decrease in share in affiliated companies -
The share in affiliated companies decreased by US$99,589,000 compared to first semester of 2006, mainly due to the net effect of:

-
A decrease of US$130,004,000 in the share in Yanacocha’s net income, mainly due to the lower sales of this entity. During the first semester of 2007, Yanacocha sold 766,793 gold ounces compared to 1,555,076 gold ounces sold in the same period of 2006.

-	An increase of US$29,748,000 in the share in Cerro Verde´s net income, mainly due to higher sales of refined copper as a result of the start-up of the primary sulfide plant. During the first semester of 2007, Cerro Verde sold 111,655,000 pounds of copper cathodes and 133,616,000 pounds of copper concentrates (produced since December, 2006), while in similar period of 2006 sold 100,649,000 pounds of copper cathodes.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

9. Mining concessions and property, plant and equipment, net
As mentioned in the note 38(c) to the audited consolidated financial statement as of December 31, 2006, in January 2006, Buenaventura entered into an arbitration process at the Center of Arbitration and National and International Conciliation of the Lima Chamber of Trade against the companies Fort Vermillion Finance S.A. and Grisha Management Inc. (hereafter, ¨the sellers¨), related to the purchase price adjustment for the acquisition of ADRA International Holding Corp. (ADRA), owner of Inversiones Colquijirca S.A. shares, signed in 1999. Buenaventura considered that the date for ADRA to pursue the price adjustment expired on February 24, 2004. However, the sellers considered that such date was indefinitive.

On February 26, 2007, Buenaventura received the arbitration award that resolved this dispute. Therefore, on June 8, 2007, Buenaventura agreed to pay to the sellers US$ 19,923,000, in connection with the price adjustment of the shares and resulted in an increase to the Mining concessions and property, plant and equipment caption in the consolidated balance sheet. As of June 30, 2007, Buenaventura has recorded an accrual for US$3,984,000 in connection with the price adjustment payable to other investor, who was not involved in the arbitration award above mentioned. This accrual is presented in the caption other current liabilities and has increased Mining concessions and property, plant and equipment caption in the consolidated balance sheet.

10. Deferred income tax and workers´ profit sharing asset, net
The deferred income tax and workers’ profit sharing asset mainly includes an effect of US$33,192,000 from the deferred revenue from sale of future production (US$81,342,000 as of December 31, 2006) and an effect of US$107,475,000 originated by releasing fixed prices in normal sales contracts, explained in note 16.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

The current and deferred portions of the income tax and workers’ sharing benefit (expense) included in the consolidated statements of income for the three-month and six-month period ended June, 30, 2006 and 2007 are made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2006	2007	2006	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Workers’ profit sharing
Current	(5,115)	(7,012)	(7,969)	(12,867)
Deferred	(652)	8,448	4,403	14,877

	(5,767)	1,436	(3,566)	2,010

Income tax
Current	(22,142)	(22,323)	(35,987)	(45,370)
Deferred	(2,736)	25,215	15,198	47,707

	(24,878)	2,892	(20,789)	2,337

11. Bank loans
Bank loans, with no specific guarantees granted as of June 30, 2007, are as follows:

Creditor	Annual interest rate	Final maturity	As of June 30, 2007
			US$(000)

BBVA Banco Continental	5.87%	August 2007	10,000
Scotiabank Peru	5.74%	August 2007	35,000

			45,000

In May and June, 2007, Buenaventura obtained short-term bank loans by US$45,000,000 with the same objective that long-term debt, explained in note 12.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

12. Long-term debt
(a) Long-term debts with no specific guarantees granted as of June 30, 2007, are as follows:

	Annual interest rate	Final Maturity	As of June 30, 2007
			US$(000)
Compañía de Minas Buenaventura S.A.A.
Banco de Credito del Peru (b)	Three month Libor plus 0.85%	June 2010	75,000

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental (c)	Three month Libor plus 1.25%	June 2012	10,000

Sociedad Minera El Brocal S.A.A.
Banco de Credito del Peru	5.34%	June 2008	290

			85,290

Long-term portion (d)			(83,000)

Current portion			2,290

(b)
In June, 2007, Buenaventura obtained bank loans in order to partially finance the disbursements related to the releasing of the fixed priced clause in its normal sales contracts, explained in note 16. This loan will be amortized in eight quarterly payments including one-year free period.

(c)	As of December 31, 2006, this loan was presented in the bank loans caption because it had current maturity. During the first semester of 2007 Consorcio Energético de Huancavelica S.A. re-financed the maturity of this loan until June 2012.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

The long-term debt maturity schedule is as follows:

Year	US$(000)

2008	19,750
2009	39,500
2010	20,750
2011	2,000
2012	1,000

83,000

13. Retained earnings
The information about declared and paid dividends for the six-month periods ended June 30, 2006 and 2007 is as follows:

Meeting/Board	Date	Declared dividends	Dividends per share
		US$	US$
Dividends 2006
Mandatory annual shareholder’s meeting	March 30, 2006	30,321,000	0.22
Less - Dividends paid to Condesa		(2,324,000)

		27,997,000

Dividends 2007
Mandatory annual shareholder’s meeting	March 28, 2007	50,992,000	0.37
Less - Dividends paid to Condesa		(3,921,000)

		47,071,000

14. Net sales
The sales in the first semester of 2007 (US$332,259,000) increased by 35 percent compared to the first semester of 2006 (US$246,499,000). The increase is mainly explained due:

(a)
Buenaventura´s sales were US$199,251,000 and US$150,003,000 during the six-month periods ended June 30, 2007 and 2006, respectively. In the first semester of 2007, Buenaventura sold 40,000 gold ounces at an average fixed price of US$340.00/Oz and 159,906 gold ounces an average market quotation of US$653.01; while in similar period of 2006 the Company sold 194,000 gold ounces at an average fixed price of US$338.94/Oz and 23,611 gold ounces at an average market quotation of US$576.73/Oz.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

The better sales prices obtained during the first semester 2007, results from the modification of schedule of commitments ounces of gold with two of its clients made in January 2007 and the releasing of the fixed priced clause in its normal sales contracts. According to this modification, 208,000 and 108,000 ounces of gold which would have been delivered in the years 2007 and 2008 at fixed prices, will be delivered in the year 2012 at market quotation, as mentioned in note 16.

As of June 30, 2007, the Company is committed to sell 922,000 ounces of gold at fixed prices ranging from US$345 to US$451 per ounce, in periods between March 2010 and December 2012, see note 16. The fair value of these contracts amounts to US$ 304,977,000 as of June 30, 2007.

Following are the commitments of ounces of gold which were at fixed prices and will be delivered at market quotation for the next years:

Year	Ounces of gold

2007	80,000
2008	280,000
2009	383,000
2010	107,000
2011	54,000
2012	27,000

931,000

(b) The higher sales of Sociedad Minera El Brocal S.A.A., an investment held through Inversiones Colquijirca S.A. The first semester sales of 2007 were US$126,689,000 (US$83,758,000 in similar period of 2006). This increase is due to the higher market quotations of lead, zinc and silver; a higher production of concentrates and a higher lead content in them, which allowed to increased volume sold during the first semester of 2007.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

15. Transactions with affiliated companies
(a) As a result of the transactions presented in the paragraph below, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2006	As of June 30, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	11,329	8,207
Other	385	130

	11,714	8,337

(b)  The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and six-month periods ended June 30, 2007, royalties earned amounted to US$6,346,000 and US$14,727,000, respectively (US$15,011,000 and US$ 28,081,000, respectively for the three-month and six-month periods ended June 30, 2006) and are presented as royalties income in the consolidated statements of income. Royalties income decreased during the first semester of 2007 mainly due to the lower sales of Yanacocha, explained in note 8.

Compañía Minera Condesa S.A. (“Condesa”) -
During the six-month period ended June 30, 2007, Yanacocha paid cash dividends to Condesa of US$21,825,000 (US$39,281,000 and US$78,570,000 for the three-month and six-month periods ended June 30, 2006).

Buenaventura Ingenieros S.A. (“Bisa”) -
Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2007 these entities reviewed a service contract effective for a period of five years.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

The revenues related to this service contract during the three-month and six-month periods ended June 30, 2007, amounted to approximately US$1,303,000 and US$3,108,000 respectively (US$1,023,000 and US$2,313,000 for the three-month and six-month periods ended June 30, 2006 respectively) and are presented in the caption net sales of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3.7 million. For the three-month and six-month periods ended June 30, 2007, the revenues for these services amounted to approximately US$969,000 and US$1,937,000, respectively (US$969,000 and US$1,937,000 for the three-month and six-month periods ended June 30, 2006) and are presented in the caption net sales of the consolidated statements of income.

Terms and transaction with related parties conditions -
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables. As of June, 30, 2007, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by management each financial reporting through examining the financial position of the related party and the market in which the related party operates.

16. Derivative financial instruments
Derivative contracts -
In March, 2006, Buenaventura completed the change of the terms of its gold derivative contracts maintained as of December 31, 2005 in order to qualify them as normal sale contracts. In previous years, Buenaventura made similar modifications. As of June 30, 2007, the Company has put option contracts, which gives the right to sell 202,500 ounces of gold at average price of US$345 per ounce depending on certain market conditions. The contract’s dates expire in different dates until July 2011 and the fair value of these contracts amounts to US$1,000 as of June 30, 2007. Except for the contracts above mentioned, the Company does not maintain gold derivate contracts as of June 30, 2007. Likewise, silver derivative contracts maintained by the Company matured in August 2006.

During the three-month and six-month periods ended as of June 30, 2006, Buenaventura recorded a loss of US$54,000 and US$13,178,000 due to the changes in fair value of derivative instruments occurred as of June 30, 2006. These amounts are presented in the caption Loss from change in the fair value of derivative instruments.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

Normal sale contracts -
As explained in note 33 of the consolidated financial statements as of December 31, 2006, the Company has committed a portion of its future production to prices previously agreed.

In March and May 2007, Buenaventura revised the normal sales contracts with six of its clients in order to eliminate the fixed priced clause of certain number of ounces committed and to sell those ounces between the period 2007-2012 at market prices.

As a result of such revision, Buenaventura was released from the obligation to sell 971,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed. Buenaventura made a payment of US$315,726,000 (US$144,987,000 in March, 2007 and US$170,739,000 in May, 2007, respectively) with charge to expense and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$129,804,000 and credit to statement of income. The loss resulting of US$185,922,000 is presented in the caption Net loss from releasing fixed prices in normal sales contracts, in the consolidated statements of income.

Following is a movement of the deferred income from sale of future production for the six-month period ended as of June 30, 2007:

	Committed ounces of gold	Deferred income from sale of future production
		US$(000)

Beginning balance	1,933,000	237,205
Releasing fixed prices in normal sales contracts	(971,000)	(129,804)
Realized income from sale of future production	(40,000)	(5,393)

Ending balance	922,000	102,008

Less- Non current portion	(922,000)	(102,008)

Current portion	-	-

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

17. Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and six-month periods ended June 30, 2006 and 2007 are as follows:

(a) Volumes sold:

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2006	2007	2006	2007

Gold	117,345 OZ	90,897 OZ	217,611 OZ	199,906 OZ
Silver	4,391,009 OZ	3,880,039 OZ	8,446,007 OZ	7,826,953 OZ
Lead	7,277 MT	11,193 MT	15,198 MT	20,107 MT
Zinc	14,409 MT	19,750 MT	27,342 MT	35,435 MT
Copper	32 MT	38 MT	63 MT	65 MT

(b) Average sale prices:

	For the three-month period ended June 30,		For the six-month period ended June 30,

	2006	2007	2006	2007

Gold	381.49 US$/OZ	653.96 US$/OZ	364.74 US$/OZ	590.38 US$/OZ
Silver	12.14 US$/OZ	13.39 US$/OZ	11.65 US$/OZ	13.37 US$/OZ
Lead	1,112.83 US$/ MT	2,155.01 US$/MT	1,159.06 US$/MT	2,060.89 US$/MT
Zinc	3,195.54 US$/ MT	3,721.64 US$/MT	2,729.54 US$/MT	3,559.38 US$/MT
Copper	7,042.78 US$/ MT	7,630.91 US$/MT	6,708.42 US$/MT	6,936.28 US$/MT

18. Subsequent events
On July 4 and July 11, 2007, El Brocal entered into two forwards contracts in order to hedge the fluctuations in metals prices. As a result of these contracts, El Brocal will settle monthly 500 fine metric tons (FMT) of zinc during the period July 2008-June 2009 at an agreed price of US$3,050 per FMT and 250 FMT of lead monthly during the period August 2007-December 2008 at an agreed price of US$2,835 per FMT.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

19. Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Translation of consolidated financial statements originally issued in Spanish - see Note 19

Notes to the interim consolidated financial statements (unaudited) (continued)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 7, 2007